DAKOTA CREEK MINERALS INC.

June 5, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: James Lopez

Re: Dakota Creek Minerals Inc. (the "Company")
    Amendment No. 4 to Registration Statement on Form S-1
    Filed June 5, 2012
    File No. 333-178615

In response to your letter dated April 19, 2012, please see the responses below:

1. Our interim financial statements have been amended to include the data up to February 28, 2012, and we have included an updated consent.

Thank you for your assistance.

Very truly yours,

Dakota Creek Minerals Inc.


/s/ Kathy Sloan
----------------------------------
Kathy Sloan
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)